Contact

www.linkedin.com/in/casey-mathews- (LinkedIn)

Top Skills

Tax
QuickBooks
Accounting

Casey Mathews

Co-Founder | Sunday Golf
San Diego, California, United States

Summary

Experienced Financial Director with a demonstrated history of working in the marketing and advertising industry. Skilled in Cash Flow Management, Business Development, Accounting, Tax Accounting, and Bookkeeping. Strong finance professional with a Bachelor of Business Administration (B.B.A.) focused in Accounting from San Diego State University-California State University as well as two semesters of education from the University of Oxford.

Experience

Sunday Golf
Co-Founder
January 2020 - Present (3 years 5 months)
San Diego, California, United States

Kicksta
Co-Founder
December 2014 - Present (8 years 6 months)
Greater San Diego Area

Galvin and Mathews Trade, LLC
Sourcing Agent
October 2012 - December 2014 (2 years 3 months)

I am a sourcing agent at a global sourcing and procurement company representing clients from North America. We specialize in dealing with factories from China and all over South East Asia. We have an on the ground presence with offices in San Diego, California and Guangzhou, China.

RPR Partners, LLP
Tax Associate
June 2010 - August 2012 (2 years 3 months)

Education

San Diego State University-California State University

Bachelor of Business Administration (B.B.A.), Accounting · (2007 - 2010)

University of Oxford

Comparative Politics · (2008 - 2010)